SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of March, 2006


                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a press release, dated March 8, 2006, announcing fourth quarter and full year 2005 results.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                        TEFRON LTD.
                                                        (Registrant)



                                                        By: /S/ Asaf Alperovitz
                                                        -----------------------
                                                        Asaf Alperovitz
                                                        Chief Financial Officer


                                                        By: /S/ Hanoch Zlotnik
                                                        ----------------------
                                                        Hanoch Zlotnik
                                                        Finance Manager


Date: March 8, 2006

                                                                            NEWS

            Tefron Reports Fourth Quarter and Full Year 2005 Results

                   STRONG GROWTH IN REVENUES AND PROFITABILITY

2005 HIGHLIGHTS

o REVENUES REACHED $205.6 MILLION DURING 2005, UP 12.5% OVER 2004. ON A PRO-FORMA BASIS EXCLUDING ALBAHEALTH AND THE EFFECTS OF ITS SALE BY TEFRON, REVENUES REACHED $171.3 MILLION, UP 15.3% OVER 2004.

o GROSS MARGINS REACHED 19.1% AND OPERATING MARGINS REACHED 6.5% IN 2005. ON A PRO-FORMA BASIS, EXCLUDING ALBAHEALTH AND THE EFFECTS OF ITS SALE BY TEFRON, GROSS MARGINS REACHED 17.3% AND OPERATING MARGINS REACHED 9.1% IN 2005.

o FULLY DILUTED EPS WAS $0.18 IN 2005 COMPARED WITH ($0.44) IN 2004. ON A PRO-FORMA BASIS EXCLUDING ALBAHEALTH AND THE EFFECTS OF ITS SALE BY TEFRON, FULLY DILUTED EPS REACHED $0.47 IN 2005 COMPARED WITH $(0.56) IN 2004.

o EBITDA IN 2005 WAS $29.9 MILLION COMPARED WITH $11.8 MILLION IN 2004. ON A PRO-FORMA BASIS EXCLUDING ALBAHEALTH AND THE EFFECTS OF ITS SALE BY TEFRON, EBITDA IN 2005 WAS $25.9 MILLION COMPARED WITH $6.1 MILLION IN 2004.

FOURTH QUARTER HIGHLIGHTS

o REVENUES REACHED $55.1 MILLION DURING THE QUARTER, UP 23.4% OVER THE SAME PERIOD IN 2004. ON A PRO-FORMA BASIS, EXCLUDING ALBAHEALTH AND THE EFFECTS OF ITS SALE BY TEFRON, FOURTH QUARTER REVENUES REACHED $46 MILLION, UP 26.7% OVER THE SAME PERIOD IN 2004.

o GROSS MARGINS REACHED 23.3% AND OPERATING MARGINS REACHED 3.4% IN THE QUARTER. ON A PRO-FORMA BASIS EXCLUDING ALBAHEALTH AND THE EFFECTS OF ITS SALE BY TEFRON, GROSS MARGINS REACHED 22.8% AND OPERATING MARGINS REACHED 15.3% IN THE QUARTER.

o FULLY DILUTED EPS WAS ($0.12) IN THE QUARTER COMPARED WITH ($0.24) IN THE SAME PERIOD IN 2004. ON A PRO-FORMA BASIS EXCLUDING ALBAHEALTH AND THE EFFECTS OF ITS SALE BY TEFRON, FULLY DILUTED EPS REACHED $0.21 IN THE QUARTER COMPARED WITH ($0.26) IN THE SAME PERIOD IN 2004.

o EBITDA FOR THE QUARTER WAS $10.8 MILLION COMPARED WITH $0.2 MILLION IN THE SAME PERIOD IN 2004. ON A PRO-FORMA BASIS EXCLUDING ALBAHEALTH AND THE EFFECTS OF ITS SALE BY TEFRON, EBITDA WAS $10.2 MILLION IN THE QUARTER COMPARED WITH ($1.0) IN THE SAME PERIOD IN 2004.


MISGAV, ISRAEL, MARCH 8, 2006 - Tefron Ltd. (NYSE:TFR; TASE:TFRN), a leading producer of seamless intimate apparel and engineered-for-performance (EFP TM) active wear, today announced financial results for the fourth quarter and full year 2005.

As announced on December 22, 2005, Tefron's management has authorized the exercise by Tefron of its option to require AlbaHealth to purchase Tefron's ownership interest in AlbaHealth. Management currently expects that the transaction will close by the end of the first quarter of 2006, although there can be no assurance that the transaction will be completed within that time period, or at all. Upon completion of the transaction, Tefron will cease to consolidate the financial results of AlbaHealth.

The pro-forma results exclude the results of AlbaHealth, as well as and an additional $5.6 million, almost all of which in non-cash expenses and $1.0 million of tax liability, that were recorded in the fourth quarter of 2005 as a result of the anticipated AlbaHealth transaction. Reconciliation between the results on a GAAP and pro-forma basis is provided in a table immediately following the Consolidated Statement of Operations.

FOURTH QUARTER 2005 RESULTS

Fourth quarter sales reached $55.1 million, representing a 23.4% growth over the same period of last year. On a pro-forma basis, sales for the quarter reached $46.0 million representing a 26.7% increase over the fourth quarter of 2004.

Pro-forma gross margin in the fourth quarter increased to 22.8% from 2.7% in the fourth quarter of 2004. Pro-forma operating income grew to $7.0 million (15.3% of revenues) compared to an operating loss of $3.1 million in the fourth quarter of 2004.

The improvement in profitability was due to the increased contribution of higher margin products and the continuous improved operating efficiencies in all of the Company's divisions. These efficiency measures included amongst others: increased production and quality performance and further transfer of sewing capacity to Jordan with lower labor costs.

On a pro-forma basis, net income reached $4.1 million (or $0.21 per diluted share) which represented 8.8% of fourth quarter revenues, compared with a net loss of $4.5 million (or ($0.26) per diluted share) in the fourth quarter of 2004.

On a GAAP basis, 2005 fourth quarter gross margin increased to 23.3% from 7.6% in the fourth quarter of last year. Operating income grew to $1.9 million (3.4% of revenues) compared with an operating loss of $2.1 million in the fourth quarter of 2004. Net loss for the quarter was $2.2 million (or ($0.12) per diluted share) compared with a net loss of $4.1 million (or ($0.24) per diluted share) in the fourth quarter in 2004.

2005 FULL YEAR RESULTS

Revenues in 2005 reached $205.6 million, representing a 12.5% increase over revenues of $182.8 million in 2004. On a pro forma basis, revenues were $171.3 million representing a 15.3% increase over pro forma revenues of $148.6 million in 2004. The growth in sales over the year was due mainly to the significant growth in sales of active-wear, and in particular sales to Nike for their Nike Pro category.

Gross margin on a pro-forma basis was 17.3% in 2005 compared with 8.2% in 2004. Pro-forma operating profit for 2005 was $15.7 million (9.1% of revenues) compared with $4.7 million in 2004. On a pro-forma basis, net income for the year was $8.6 million ($0.47 per diluted share) compared with a pro-forma net loss of $8.7 million (or ($0.56) per diluted share) in 2004.

On a GAAP basis, gross margin for the year was 19.1% compared with 12.5% in 2004. Operating profit for 2005 was $13.5 million (or 6.5% of revenues) compared with $0.5 million (0.3% of revenues) in 2004. Net income for the year was $3.3 million ($0.18 per diluted share) compared with a net loss of $6.9 million (or ($0.44) per diluted share) in 2004.

Mr. Yos Shiran, Chief Executive Officer of Tefron, commented, "2005 was a successful year for us, in which our efforts over the past few years have begun to pay off. We continued executing on our strategic plan, surpassed our targets of growth and increased our profitability. Tefron today is in a stronger position to capitalize on growth opportunities and market trends, while enjoying a strong and growing demand for its products."

Mr. Shiran continued, "Our cooperation with and sales to Nike grew substantially in 2005. Our relationship with Nike over 2005 became closer and broadened to a new level, and is an example of how our loyalty, commitment and dedication to our customers can be realized. We see great potential in this strengthening relationship, and this year we expect increased sales to Nike, as well as to our other customers."

Mr. Shiran concluded, "Moving into 2006, we are well positioned to build on our growth strategy. We intend to continue expanding our relationships with our existing customers and reach new value driven customers. We intend to expand our product lines while entering into new categories and increase the visibility of our (EFP TM) technology. Based on our plan for 2006, we are aiming for our top-line growth rate for 2006 to be in the mid-teens. In addition, we hope that over the year our profitability levels will remain significantly higher than those of 2005 at around the levels seen in the fourth quarter of 2005."

CONFERENCE CALL

The Company will be hosting a conference call today, Wednesday, March 8, 2006 at 10:00am EST. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

                        US DIAL-IN NUMBER: 1 866 229 7198
                        UK DIAL-IN NUMBER: 0 800 917 5108
                       ISRAEL DIAL-IN NUMBER: 03 918 0610
                  INTERNATIONAL DIAL-IN NUMBER: +972 3 918 0610

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Tefron's website, at: www.tefron.com

ABOUT TEFRON

Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, The Gap, Banana Republic, Target, Warnaco/Calvin Klein, Patagonia, Reebok and El Corte Englese, as well as other well known retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear. The Company's Healthcare Division manufactures and sells a range of textile healthcare products.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, CHANGING ECONOMIC CONDITIONS, LOWER PRICES AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.



COMPANY CONTACT                     IR CONTACT

Asaf Alperovitz                     Ehud Helft / Kenny Green
Chief Financial Officer             G.K. Investor Relations
+972-4-9900803                      1 866 704 6710
aasaf@tefron.com                    ehud@gkir.com / kenny@gkir.com

TABLE 1: SALES BY SEGMENTS:

                    Year ended December 31,    Year ended December 31,     Three months ended         Three months ended
                            2005                       2004                 December 31, 2005          December 31, 2004
                   -------------------------  -------------------------  -------------------------  -------------------------
                   USD Thousands  % of total  USD Thousands  % of total  USD Thousands  % of total  USD Thousands  % of total
                   -------------  ----------  -------------  ----------  -------------  ----------  -------------  ----------
Cut & sew             60,207        29.3%        64,867        35.5%        16,369        29.7%        14,615        32.7%
Seamless             111,129        54.1%        83,753        45.8%        29,630        53.8%        21,685        48.6%
Healthcare USA        34,249        16.7%        34,199        18.7%         9,090        16.5%         8,354        18.7%
Total                205,585       100.0%       182,819       100.0%        55,089       100.0%        44,654       100.0%

TABLE 2: SALES BY PRODUCT LINE:

                          Year ended December 31,    Year ended December 31,     Three months ended         Three months ended
                                    2005                       2004               December 31, 2005          December 31, 2004
                        -------------------------  -------------------------  -------------------------  -------------------------
Product line            USD Thousands  % of total  USD Thousands  % of total  USD Thousands  % of total  USD Thousands  % of total
------------            -------------  ----------  -------------  ----------  -------------  ----------  -------------  ----------
Intimate Apparel           101,625        49.4%       118,240        64.7%        28,425        51.6%        27,935        62.6%
Active wear                 51,961        25.3%        20,105        11.0%        11,757        21.3%         6,352        14.2%
Swimwear                    17,750         8.6%        10,275         5.6%         5,817        10.6%         2,013         4.5%
Health care products        34,249        16.7%        34,199        18.7%         9,090        16.5%         8,354        18.7%
Total                      205,585       100.0%       182,819       100.0%        55,089       100.0%        44,654       100.0%

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                      DECEMBER 31,
                                                                -----------------------
                                                                  2005           2004
                                                                --------       --------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                     $  8,201       $  3,558
  Trade receivables (net of allowances of $ 252 and $ 594
    at December 31, 2004 and 2005, respectively)                  30,501         21,402
  Other accounts receivable and prepaid expenses                   4,981          5,696
  Inventories                                                     29,919         33,137
                                                                --------       --------

TOTAL current assets                                              73,602         63,793
                                                                --------       --------

DEFERRED TAXES                                                         -          2,486
                                                                --------       --------

PROPERTY, PLANT AND EQUIPMENT                                     86,928         93,931
                                                                --------       --------

GOODWILL                                                          25,060         30,743
                                                                --------       --------

DEFERRED LOAN ISSUANCE COSTS                                         290            578
                                                                --------       --------

TOTAL assets                                                    $185,880       $191,531
                                                                ========       ========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)


                                                                          DECEMBER 31,
                                                                  --------------------------
                                                                     2005            2004
                                                                  ---------        ---------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                          $  17,713        $  21,355
  Current maturities of long-term debt:
    Banks and other loans                                             7,623            9,039
    Capital leases                                                        -              206
  Trade payables                                                     30,385           28,991
  Conditional obligation with respect to issuance of shares               -            3,454
  Other accounts payable and accrued expenses                         9,104            9,189
                                                                  ---------        ---------

TOTAL current liabilities                                            64,825           72,234
                                                                  ---------        ---------

LONG-TERM LIABILITIES:
  Loans from banks and others (net of current maturities)            41,034           47,907
  Deferred taxes                                                      9,116            5,611
  Accrued severance pay, net                                          2,061            2,744
                                                                  ---------        ---------

TOTAL long-term liabilities                                          52,211           56,262
                                                                  ---------        ---------

MINORITY INTEREST                                                    14,159           16,291
                                                                  ---------        ---------

SHAREHOLDERS' EQUITY:
  Share capital
    Ordinary shares of NIS 1 par value - Authorized:
      49,995,500 shares; Issued: 18,014,247 and 19,010,376
      shares at December 31, 2004 and 2005, respectively;
      Outstanding:, 17,016,847 and 18,012,976 shares at
      December 31, 2004 and 2005, respectively                        6,810            6,582
    Deferred shares of NIS 1 par value - Authorized: 4,500
      shares; Issued and outstanding: 4,500 and 0 shares at
      December 31, 2004 and 2005, respectively                            -                1
  Additional paid-in capital                                         83,069           79,243
  Deferred stock-based compensation                                    (198)            (486)
  Less - 997,400 Ordinary shares in treasury, at cost                (7,408)          (7,408)
  Cumulative other comprehensive loss                                   307                -
  Accumulated deficit                                               (27,895)         (31,188)
                                                                  ---------        ---------

TOTAL shareholders' equity                                           54,685           46,744
                                                                  ---------        ---------

TOTAL liabilities and shareholders' equity                        $ 185,880        $ 191,531
                                                                  =========        =========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                     YEAR ENDED                         THREE MONTHS ENDED
                                                     DECEMBER 31,                          DECEMBER 31,
                                           -------------------------------        --------------------------------
                                               2005               2004                2005                2004
                                           ------------       ------------        ------------        ------------
Sales                                      $    205,585       $    182,819        $     55,089        $     44,654
Cost of sales                                   166,217            159,937              42,235              41,243
                                           ------------       ------------        ------------        ------------

Gross profit                                     39,368             22,882              12,854               3,411
Selling, general and administrative
  expenses                                       19,837             22,387               4,922               5,508
Impairment and other expenses
  related to the put option exercise              6,073                  -               6,073                   -
                                           ------------       ------------        ------------        ------------

Operating income (loss)                          13,458                495               1,859              (2,097)
Financial expenses, net                           4,371              5,212               1,373               2,172
Other income                                        409                  -                  10                   -
                                           ------------       ------------        ------------        ------------

Income (loss) before taxes on income              9,496             (4,717)                496              (4,269)
Taxes on income (tax benefit)                     7,818                203               5,319                (508)
Minority interest in (earnings)
  losses of a subsidiary                          1,615             (1,945)              2,604                (376)
                                           ------------       ------------        ------------        ------------

Net income (loss)                          $      3,293       $     (6,865)       $     (2,219)       $     (4,137)
                                           ============       ============        ============        ============

Basic net earnings (losses) per
  share                                    $       0.19       $      (0.44)       $      (0.12)       $      (0.24)
                                           ============       ============        ============        ============

Diluted net earnings (losses) per
  share                                    $       0.18       $      (0.44)       $      (0.12)       $      (0.24)
                                           ============       ============        ============        ============

Weighted average number of shares
  used for computing basic earnings
  (losses) per share                         17,719,275         15,603,904          17,992,972          17,016,847
                                           ============       ============        ============        ============

Weighted average number of shares
  used for computing diluted
  earnings (losses) per share                18,542,618         15,603,904          17,992,972          17,016,847
                                           ============       ============        ============        ============

                                                TEFRON LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                                                 CUMULATIVE
                                                                       ADDITIONAL    DEFERRED      OTHER
                                             ORDINARY     DEFERRED      PAID-IN    STOCK-BASED  COMPREHENSIVE
                                              SHARES       SHARES       CAPITAL    COMPENSATION     GAIN
                                             --------     --------      --------     --------      ------
Balance as of January 1, 2004                   5,575            1        62,810            -           -

Issuance of shares (net of issuance
  expenses in the amount of $ 296)              1,007            -        15,393            -           -
Deferred stock-based compensation                   -            -         1,040       (1,040)          -
Amortization of deferred stock-based
  compensation                                      -            -             -          554           -
Net loss                                            -            -             -            -           -
                                             --------     --------      --------     --------      ------

Balance as of December 31, 2004                 6,582            1        79,243         (486)          -

Settlement of the conditional obligation
  with respect to issuance of shares              200            -         3,254            -           -
Exercise of stock options                          28            -           428            -           -
Cancellation of deferred shares                     -           (1)            1            -           -
Deferred stock-based compensation                   -            -           143         (143)          -
Amortization of deferred stock-based
  compensation                                      -            -             -          431           -
Comprehensive income:
  Unrealized gain on hedging derivative             -            -             -            -         307
  Net income                                        -            -             -            -           -
                                             --------     --------      --------     --------      ------

Total comprehensive income


Balance as of December 31, 2005              $  6,810     $      -      $ 83,069     $   (198)     $  307
                                             ========     ========      ========     ========      ======

                                                              TOTAL
                                            ACCUMULATED   COMPREHENSIVE   TREASURY
                                             DEFICIT         INCOME        SHARES        TOTAL
                                             --------      ----------     --------      --------
Balance as of January 1, 2004                 (24,323)                      (7,408)       36,655

Issuance of shares (net of issuance
  expenses in the amount of $ 296)                  -                            -        16,400
Deferred stock-based compensation                   -                            -             -
Amortization of deferred stock-based
  compensation                                      -                            -           554
Net loss                                       (6,865)                           -        (6,865)
                                             --------                     --------      --------

Balance as of December 31, 2004               (31,188)                      (7,408)       46,744

Settlement of the conditional obligation
  with respect to issuance of shares                -                            -         3,454
Exercise of stock options                           -                            -           456
Cancellation of deferred shares                     -                            -             -
Deferred stock-based compensation                   -                            -             -
Amortization of deferred stock-based
  compensation                                      -                            -           431
Comprehensive income:
  Unrealized gain on hedging derivative             -      $      307            -           307
  Net income                                    3,293           3,293            -         3,293
                                             --------      ----------     --------      --------

Total comprehensive income                                 $    3,600
                                                           ==========

Balance as of December 31, 2005              $(27,895)                    $ (7,408)     $ 54,685
                                             ========                     ========      ========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                        YEAR ENDED              THREE MONTHS ENDED
                                                        DECEMBER 31,               DECEMBER 31,
                                                  ----------------------      ----------------------
                                                    2005          2004          2005          2004
                                                  --------      --------      --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                               $  3,293      $ (6,865)     $ (2,219)     $ (4,137)
  Adjustments to reconcile net income (loss)
    to net cash provided by operating
    activities:
    Depreciation, amortization and impairment
      of property, plant and equipment              10,348        10,760         3,061         2,089
    Impairment of goodwill related to the put
      option exercise                                5,683             -         5,683             -
    Amortization of deferred stock-based
      compensation                                     431           554           185           202
    Loss related to conditional obligation               -           150             -           150
    Accrued severance pay, net                        (588)          380           100            81
    Deferred income taxes, net                       7,126          (853)        4,805        (1,233)
    Realization of pre-acquisition acquired
      operating losses                                   -           489             -           489
    Loss (gain) on disposal of property,
      plant and equipment, net                        (409)           28           (10)           81
    Minority interest in earnings (losses) of
      a subsidiary                                  (1,615)        1,945        (2,604)          376
    Decrease (increase) in trade receivables,
      net                                           (9,099)        3,515        (6,443)          560
    Decrease (increase) in other accounts
      receivable and prepaid expenses                  682            65           (11)         (459)
    Decrease (increase) in inventories               3,218        (1,461)         (711)         (394)
    Increase (decrease) in trade payables            1,394          (567)          164         2,066
    Increase (decrease) in other accounts
      payable and accrued expenses                     347        (1,231)        1,984           388
                                                  --------      --------      --------      --------

Net cash provided by operating activities           20,811         6,909         3,984           259
                                                  --------      --------      --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment         (5,255)       (8,950)         (988)       (1,771)
  Investment grants received                           452         1,156           106           203
  Proceeds from sale of property, plant and
  equipment                                            475           422           385           223
  Proceeds from the Company's insurance
    policy for plant and machinery damage              619             -           (11)            -
  Acquisition of Macro Clothing (b)                   (261)         (106)          (26)         (106)
                                                  --------      --------      --------      --------

Net cash used in investing activities               (3,970)       (7,478)         (534)       (1,451)
                                                  --------      --------      --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term bank loans and other
  loans                                             (8,289)       (9,854)       (1,510)       (1,106)
Payments under capital lease                          (206)       (1,488)          (23)         (217)
Short-term bank credit, net                         (3,642)       (9,276)       (1,508)        2,160
Dividend paid to minority interest in
  subsidiaries                                        (517)         (706)         (189)         (206)
Proceeds from exercise of stock options                456             -           134             -
Proceeds from issuance of shares and
  conditional obligation, net                            -        19,704             -             -
                                                  --------      --------      --------      --------

Net cash used in financing activities              (12,198)       (1,620)       (3,096)          631
                                                  --------      --------      --------      --------

Increase (decrease) in cash and cash
  equivalents                                        4,643        (2,189)          354          (561)
Cash and cash equivalents at beginning of
  period                                             3,558         5,747         7,847         4,119
                                                  --------      --------      --------      --------

Cash and cash equivalents at end of period        $  8,201      $  3,558      $  8,201      $  3,558
                                                  ========      ========      ========      ========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL RESULTS
U.S DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                             YEAR ENDED DECEMBER 31, 2005
                              ---------------------------------------------------------
                                                                OPTION
                           GAAP (AS REPORTED)  ALBA HEALTH     EXERCISE       NON-GAAP
                              -----------      -----------      ------      -----------
Revenues                          205,585           34,249                      171,336
Cost of sales                    (166,217)         (24,596)                    (141,621)
                              -----------      -----------                  -----------
Gross profit                       39,368            9,653                       29,715

Total operating expenses          (25,910)          (5,785)     (6,073)*        (14,052)
                              -----------      -----------      ------      -----------
Operating profit                   13,458            3,868      (6,073)          15,663

Financial expenses                 (4,371)          (1,182)          -           (3,189)
Other income                          409              (64)          -              473
Taxes on income                    (7,818)             (65)     (3,456)**        (4,297)
Minority interest in
earnings (losses) of a
subsidiary                          1,615           (1,322)      2,937                -
                              -----------      -----------      ------      -----------
Net income (loss)                   3,293            1,235      (6,592)           8,650
                              ===========      ===========      ======      ===========


Basic net earnings
(losses) per share            $      0.19                                   $      0.49
                              ===========                                   ===========

Diluted net earnings
(losses) per share            $      0.18                                   $      0.47
                              ===========                                   ===========

Weighted average number
of shares used in
computing basic net
earnings (loss) per share      17,719,275                                    17,719,275
                              ===========                                   ===========

Weighted average number
of shares used in
computing diluted net
earnings (loss) per share      18,542,618                                    18,542,618
                              ===========                                   ===========


EBITDA                             29,920            4,448        (390)          25,862
                              ===========      ===========      ======      ===========

                                        YEAR ENDED DECEMBER 31, 2004
                            -----------------------------------------------------
                                                             OPTION
                        GAAP (AS REPORTED)   ALBA HEALTH    EXERCISE  EXERNON-GAAP
                            -----------      -----------      ---     -----------
Revenues                          182,819           34,199                  148,620
Cost of sales                    (159,937)         (23,513)                (136,424)
                              -----------      -----------              -----------
Gross profit                       22,882           10,686                   12,196

Total operating expenses          (22,387)          (5,475)       -         (16,912)
                              -----------      -----------      ---     -----------
Operating profit                      495            5,211        -          (4,716)

Financial expenses                 (5,212)          (1,324)       -          (3,888)
Other income                            -                -        -               -
Taxes on income                      (203)            (120)       -             (83)
Minority interest in
earnings (losses) of a
subsidiary                         (1,945)          (1,945)       -               -
                              -----------      -----------      ---     -----------
Net income (loss)                  (6,865)           1,822        -          (8,687)
                              ===========      ===========      ===     ===========


Basic net earnings
(losses) per share            $     (0.44)                               $     (0.56)
                              ===========                                ===========

Diluted net earnings
(losses) per share            $     (0.44)                               $     (0.56)
                              ===========                                ===========

Weighted average number
of shares used in
computing basic net
earnings (loss) per share      15,603,904                                15,603,904
                              ===========                                ===========

Weighted average number
of shares used in
computing diluted net
earnings (loss) per share      15,603,904                                15,603,904
                              ===========                                ===========


EBITDA                             11,809            5,635        -           6,174
                              ===========      ===========      ===     ===========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

U.S DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                         THREE MONTHS ENDED DECEMBER 31, 2005
                              ---------------------------------------------------------
                                                                OPTION
                            GAAP (AS REPORTED) ALBA HEALTH     EXERCISE       NON-GAAP
                              -----------      -----------      ------      -----------
Sales                              55,089            9,090                       45,999
Cost of sales                     (42,235)          (6,714)                     (35,521)
                              -----------      -----------                  -----------
Gross profit                       12,854            2,376                       10,478

Selling, G&A                      (10,995)          (1,474)     (6,073)*         (3,448)
                              -----------      -----------      ------      -----------
Operating income                    1,859              902      (6,073)           7,030

Financial expenses                 (1,373)            (242)          -           (1,131)
Other income                           10                -           -               10
Taxes on income                    (5,319)             (16)     (3,456)**        (1,847)
Minority interest in
earnings (losses) of a
subsidiary                          2,604             (333)      2,937                -
                              -----------      -----------      ------      -----------
Net income (loss)                  (2,219)             311      (6,592)           4,062
                              ===========      ===========      ======      ===========

Basic net earnings
(losses) per share            $     (0.12)                                  $      0.23
                              ===========                                   ===========

Diluted net earnings
(losses) per share            $     (0.12)                                  $      0.21
                              ===========                                   ===========

Weighted average
number of shares used
in computing basic net
earnings (loss) per share      17,992,972                                    17,992,972
                              ===========                                   ===========

Weighted average
number of shares used
in computing diluted
net earnings (loss) per
share                          17,992,972                                    18,984,015
                              ===========                                   ===========

EBITDA                             10,787            1,017        (390)          10,160
                              ===========      ===========      ======      ===========

                                          THREE MONTHS ENDED DECEMBER 31, 2004
                              -----------------------------------------------------
                                                               OPTION
                            GAAP (AS REPORTED) ALBA HEALTH    EXERCISE    NON-GAAP
                              -----------      -----------      ---     -----------

Sales                              44,654            8,354                   36,300
Cost of sales                     (41,243)          (5,930)                 (35,313)
                              -----------      -----------              -----------
Gross profit                        3,411            2,424                      987

Selling, G&A                       (5,508)          (1,346)       -          (4,162)
                              -----------      -----------      ---     -----------
Operating income                   (2,097)           1,078        -          (3,175)

Financial expenses                 (2,172)            (324)       -          (1,848)
Other income                            -                -        -               -
Taxes on income                       508              (23)       -             531
Minority interest in
earnings (losses) of a
subsidiary                           (376)            (376)       -               -
                              -----------      -----------      ---     -----------
Net income (loss)                  (4,137)             355        -          (4,492)
                              ===========      ===========      ===     ===========

Basic net earnings
(losses) per share            $     (0.24)                              $     (0.26)
                              ===========                               ===========

Diluted net earnings
(losses) per share            $     (0.24)                              $     (0.26)
                              ===========                               ===========

Weighted average
number of shares used
in computing basic net
earnings (loss) per share      17,016,847                                17,016,847
                              ===========                               ===========

Weighted average
number of shares used
in computing diluted
net earnings (loss) per
share                          17,016,847                                17,016,847
                              ===========                               ===========

EBITDA                                194            1,184        -            (990)
                              ===========      ===========      ===     ===========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

APPENDIX: ALBA HEALTH PUT OPTION

(*) Impairment of goodwill                                             5,683
Other expenses                                                           390
                                                                 -----------
                                                                       6,073
                                                                 ===========

(**) Realization of deferred tax asset                                 2,456
Deferred tax liability                                                 1,000
                                                                 -----------
                                                                       3,456
                                                                 ===========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

U.S DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                                        CALCULATION OF THE EBITDA
                                                              ----------------------------------------------
                                                                             (in thousands $)

                                                                   Year ended,          Three months ended,
                                                                   December 31,             December 31,
                                                              --------------------      --------------------

                                                                2005         2004         2005         2004
                                                              -------      -------      -------      -------
Income (loss) before taxes on income (benefit)
(see Sttatement of operation)                                   9,496       (4,717)         496       (4,269)
Finance expenses ,net
(see Statement of operation)                                    4,371        5,212        1,373        2,172
Other income, net
(see Statement of operation)                                     (409)           -          (10)           -
Depreciation and amortization (see Cash Flows Statements)      10,348       10,760        3,060        2,291
Amortization of deferred stock-based compensation
(see Cash Flows Statements)                                       431          554          185
Impairment of goodwill related to the put option exercise
(see Cash Flows Statements)                                     5,683            -        5,683            -
                                                              -------      -------      -------      -------
 EBITDA                                                        29,920       11,809       10,787          194
                                                              =======      =======      =======      =======